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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                SCHEDULE 14D-9
                              (AMENDMENT NO. 1)
                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934
                          SPRINGHILL LAKE INVESTORS
                             LIMITED PARTNERSHIP
                          (Name of Subject Company)
                SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)
                    UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)
                                     NONE
                    (CUSIP Number of Class of Securities)
                          RICHARD J. MCCREADY, ESQ.
                SPRINGHILL LAKE INVESTORS LIMITED PARTNERSHIP
                     C/O THREE WINTHROP PROPERTIES, INC.
                           ONE INTERNATIONAL PLACE
                         BOSTON, MASSACHUSETTS 02110
                                (617) 330-8600
                (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON(S) FILING STATEMENT)






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   This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated February 1, 1995 (the "Schedule 14D-9") of Springhill Lake Investors Limited Partnership. Capitalized terms used herein shall have the definitions set forth in the
Schedule 14D-9 unless otherwise provided herein.

ITEM 3. IDENTITY AND BACKGROUND AND ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

       MEETING WITH LERNER'S REPRESENTATIVES HELD ON FEBRUARY 13, 1995

   On February 13, 1995 representatives of the Purchaser and Three Winthrop met with representatives of Lerner. The parties discussed the current status of their respective offers to Limited Partners and possible different outcomes. The Purchaser and Three Winthrop indicated a willingness to listen to any suggestions which Lerner may have concerning the Partnership and the proposals made to date by Lerner and the Purchaser, but did not offer any specific proposals. Lerner's representatives indicated that Lerner intended to continue with the consent solicitation process initiated by Lerner on January 19, 1995. In addition, Lerner's representatives requested answers to four specific questions: (i) what expense reimbursements Winthrop Management intended to collect under its new management contract; (ii) whether Three Winthrop would immediately seek the approval of the Partnership's mortgage lender for Lerner's assumption of the existing mortgage loans; (iii) whether Three Winthrop would permit Lerner to make a proposal to Limited Partners consisting of an offer to purchase Units with an option to retain all or a portion of their investment in the Project; and (iv) what was the highest price that the Purchaser was willing to offer Limited Partners for their Units. The Purchaser indicated that it was unwilling to answer question (iv). With respect to the other three questions, Three Winthrop indicated that it would provide a response the next day.

   On February 14, 1995 a representative of Three Winthrop had a phone conversation with a representative of Lerner. With respect to question (i), Three Winthrop indicated that it would send a copy of the proposed form of new management agreement to Lerner. A copy of that form is annexed hereto as exhibit (c)(6). With respect to question (ii), Three Winthrop indicated that it would defer making a decision on assisting Lerner in seeking the approval of the Lender until after reviewing Lerner's revised proposal, particularly since making an assumption request required the Partnership to deposit $100,000 with the Lender. With respect to question (iii), Three Winthrop asked for additional information as to what Lerner wanted Three Winthrop to do. Lerner has yet to provide such additional information. On February 20, 1995, Three Winthrop received a letter from Greenbelt dated February 17, 1995 as a follow-up to the February 13 meeting. Three Winthrop responded to such letter with a letter dated February 22, 1995. Such letters are attached hereto as exhibits (c)(4) and (c)(5) and are incorporated herein by reference in their entirety.

    INQUIRIES FROM THIRD PARTIES REGARDING A POSSIBLE SALE OF THE PROJECT

   On February 14, 1995 a representative of Three Winthrop responded to an inquiry from a real estate broker who claimed that he had a client interested in making an offer for the Project. On February 15, 1995 Three Winthrop sent the broker a letter requesting information on the broker's client, to determine if the client represented a qualified buyer for the Project. The broker has yet to respond to Three Winthrop's request for information. On February 21, 1995, a representative of Three Winthrop received a phone call from a third party which claimed that it was interested in making an offer to purchase the Project. Three Winthrop asked the third party to send a letter of interest, which the third party has yet to do.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   The following documents are filed herewith:

  EXHIBIT NO.    DOCUMENT
- ---------------  -------------------------------------------------------------------------------------------
(c)(4)           Letter to Three Winthrop Properties, Inc. from Greenbelt Residential Limited Partnership dated February 17, 1995.
(c)(5)           Letter to Greenbelt Residential Limited Partnership from Three Winthrop Properties, Inc.
                 dated February 22, 1995.
(c)(6)           Form of Management Agreement between Winthrop Management and all of the Operating
                 Partnerships.

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                                  SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SPRINGHILL LAKE INVESTORS LIMITED
PARTNERSHIP

By: Three Winthrop Properties, Inc.
 Managing General Partner

By: /s/ Philip J. Brannigan, Jr.

- -----------------------------------------------------------------------------
Name: Philip J. Brannigan, Jr.
Title:  Vice President

Date:  February 22, 1995

                                3






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                                EXHIBIT INDEX

                                                                                                 PAGE
   EXHIBIT   DESCRIPTION                                                                        NUMBER
- -----------  ------------------------------------------------------------------------------  ----------
(c)(4)       Letter to Three Winthrop Properties, Inc. from Greenbelt Residential Limited
             Partnership dated February 17, 1995. ..........................................
(c)(5)       Letter to Greenbelt Residential Limited Partnership from Three Winthrop
             Properties, Inc. dated February 22, 1995. .....................................
(c)(6)       Form of Management Agreement between Winthrop Management and all of the
             Operating Partnerships.........................................................